Heritage Insurance Holdings, Inc.

2600 McCormick Drive, Suite 300

Clearwater, Florida 33759

February 9, 2018

VIA EDGAR

Ms. Christine Westbrook

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Heritage Insurance Holdings, Inc.
Registration Statement on Form S-3/A
File No. 333-221864

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heritage Insurance Holdings, Inc. (“Heritage”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3/A (Registration No. 333-221864) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time), on Monday, February 12, 2018, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Heritage acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Heritage from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	Heritage may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 9, 2018

Please call Karen A. Weber at (312) 558-8794 to provide notice of the effectiveness of the Registration Statement or with any questions regarding this request. Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Kirk Lusk
Kirk Lusk
Chief Financial Officer
Heritage Insurance Holdings, Inc.

cc: Karen A. Weber